BlackRock Municipal Bond Fund, Inc.

BlackRock Short-Term Municipal Fund

FILE #811-02688

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
07/03/08	OREGON ST DEPT ADMINISTRATIVE SVCS	119,285,000	1,725,000

Banc of America Securities LLC, Citigroup Global Markets Inc., Fidelity Capital Markets Services, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith & Co. Incorporated., Samuel A. Ramirez & Co., Inc.